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SECURITIES AND EXCHANGE COMMISSION

(RELEASE NO. 35-27122; 70-9553)

CHEVRON CORPORATION, ET AL.
ORDER AUTHORIZING THE ACQUISITION OF COMMON STOCK OF A PUBLIC UTILITY HOLDING COMPANY

DECEMBER 27, 1999

     Chevron Corporation ("Chevron"), San Francisco, California; Chevron U.S.A. Inc. ("Chevron USA"), a wholly owned subsidiary of Chevron located in Houston, Texas; Illinova Corporation ("Illinova"), Decatur, Illinois, an Illinois public-utility holding company exempt from registration under section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended ("Act"); and Energy Convergence Holding Company ("New Dynegy"), a special purpose subsidiary of Illinova located in Houston, Texas (collectively "Applicants") have filed an application with this Commission under sections 9(a)(2) and 10 of the Public Utility Holding Company Act, as amended ("Act"). The Commission issued a notice of the filing of the application on November 19, 1999 (HCAR No. 27105).

     In summary, applicants request authority to consummate a series of transactions that will result in (a) the affiliation of Illinova with Dynegy, Inc. ("Dynegy"), a nonutility company engaged, among other things, in energy commodities trading and owning and operating power generation projects and (b) the establishment of New Dynegy, which would be a subsidiary of Chevron USA,/1/ as a holding company over Illinova and Dynegy./2/ New Dynegy states that it

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/1/ Chevron USA currently owns approximately 29% of the outstanding common and preferred stock of Dynegy and, upon completion of the proposed transactions described below, will own approximately 28% of the common stock of New Dynegy.

/2/ New Dynegy currently has no material assets and no public utility assets, subsidiaries, or affiliates.

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will file for the exemption from registration provided for in section 3(a)(1) of the Act under rule 2 under the Act after it acquires Illinova. In addition, Chevron USA intends to apply for an exemption from registration under section 3(a)(3) of the Act.

     Background

     Chevron, a Delaware corporation, manages its investments in, and provides administrative, financial, and management support to, domestic and foreign subsidiaries and affiliates that engage in petroleum and chemical operations in the United States and approximately 90 other countries. Chevron USA is a Pennsylvania corporation which conducts operations worldwide through its various divisions. Its principal business activity is in its domestic upstream division that explores for and produces crude oil, natural gas liquids, and natural gas in the United States and its domestic downstream division that refines, markets, and transports gasoline and other refined products in the United States. Neither Chevron nor Chevron USA currently has any public-utility company subsidiaries, neither is an affiliate of a public-utility company, and no part of either company's income is derived from the operations of a public-utility company as defined by the Act.

     Dynegy is a Delaware corporation which markets and trades natural gas, natural gas liquids, electricity, and coal. Dynegy also owns power generation subsidiaries that develop, own, and operate projects that are not electric utility companies under the Act, including exempt wholesale generators ("EWGs"), as defined in section 32 of the Act, and companies with interests in qualifying facilities ("QFs") under the Public Utility Regulatory Policies Act of 1978. The majority of Chevron's natural gas production, as well as the natural gas liquids extracted from that gas, are committed to Dynegy under various commercial agreements. In addition to Chevron USA, Dynegy has two major industrial
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shareholders: NOVA Gas Services (U.S.) Inc. ("NOVA") and BG Holdings, Inc.
("BG"), each of which owns approximately 25% of the outstanding voting stock of Dynegy./3/ Dynegy has no public-utility company operations, subsidiaries or affiliates.

     Illinova, an Illinois corporation, has three utility subsidiaries, i.e., Illinois Power Company ("Illinois Power"); Electric Energy Incorporated ("EEInc"); and Illinova Power Marketing, Inc. ("Illinova Marketing"). In addition Illinova has five active nonutility subsidiaries, i.e., Illinova Generating Company ("Illinova Generating"); Illinova Energy Partners, Inc. ("Illinova Energy"); Illinova Insurance Company ("Illinova Insurance"); and Illinova Business Enterprises ("Illinova Business").

     Illinois Power is Illinova's principal public-utility company subsidiary and is engaged in the generation, transmission, and distribution of electric energy and the sale of electric energy at wholesale and retail. Illinois Power also owns facilities for the distribution of natural gas and is engaged in the sale of natural gas at retail. It provides traditional utility service subject to state regulation to approximately 570,000 retail electric and 400,000 retail gas distribution customers located throughout central Illinois, and also transmits and sells power at wholesale. All of Illinois Power's utility assets are located in Illinois. Illinois Power is regulated by the Illinois Commerce Commission ("ICC") and the Federal Energy Regulatory Commission ("FERC").

     Illinova owns, through Illinova Generating, 20% of the Stock of EEInc, a public-utility company which generates electricity at a plant located in Joppa, Illinois for sale to the United States government nuclear processing plant near Paducah, Kentucky.

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/3/ Of the remaining outstanding voting stock of Dynegy, 11% is owned by management and the balance is publicly owned.

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Approximately 70% of the revenues associated with the Joppa plant are derived from sales to the United States Department of Energy under a contract that extends until 2005. Sponsoring utilities, including Illinois Power, purchase electric power from EEInc in excess of the federal government's requirements.

     Illinova Marketing, a wholly owned subsidiary of Illinova, owns and operates 3,812 megawatts ("MW") of fossil-fired generating capacity in Illinois formerly owned by Illinois Power. Illinois Power transferred this capacity in order to comply with recent Illinois legislation calling for the functional separation of delivery services and generation services in connection with the restructuring of the electric utility industry in Illinois. Illinova Marketing will use this generating capacity primarily to meet the power requirements of Illinois Power during the period of transition to competition in the electric power industry established under Illinois law.

     Illinova Generating, which is wholly owned by Illinova, is Illinova's independent power subsidiary. As noted above, it owns 20% of the stock of EEInc. It also owns interests in EWGs and QFs located throughout North America, as well as interests in several generation facilities located outside of North America.

     Illinova Energy brokers and markets electric power and gas. It also develops and sells energy-related services in the United States and Canada and owns interests in several gas marketing companies. Illinova Insurance's primary business is to insure the risks related to or associated with the business enterprises of Illinova's subsidiaries. Illinova Business engages in unregulated energy management software and hardware sales that do fall within the business scope of Illinova's other subsidiaries.

     Illinova's revenues for 1998 were $2.43 billion, producing a net loss of $1.38 billion. The public-utility income of Illinova derived from Illinois Power has been negative
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recently and is the primary source of Illinova's consolidated net loss. In 1998, approximately 73% of Illinova's operating revenues were derived from Illinois Power's sale, transmission, and distribution of electricity, and 12% of Illinova's operating revenues were derived from Illinois Power's sale and transportation of natural gas./4/ Approximately 15% of Illinova's operating revenues in 1998 came from its other, diversified enterprises.

     Proposed Transaction

     The proposed transaction ("Transaction") involves a combination of Dynegy and Illinova through a series of mergers that will establish New Dynegy as a public-utility holding company. New Dynegy will initially have two wholly owned subsidiaries, an Illinois corporation and a Delaware corporation, that will serve as acquisition companies. Illinova will be merged with the Illinois acquisition company, with Illinova surviving the merger, and Dynegy will be merged with the Delaware acquisition company, with Dynegy surviving the merger. Upon completion of the Transaction, Illinova and Dynegy will continue to exist, retaining their respective historical assets and liabilities, but will be wholly owned subsidiaries of New Dynegy. The parties intend to eliminate Illinova as a tier in the holding company structure following the Transaction in order to simplify the New Dynegy holding company system.

     In the Transaction, Dynegy shareholders, other than Chevron USA, will have the option to elect to receive either (i) .69 shares of New Dynegy Class A common stock, or (ii) $16.50 in cash, in exchange for each share of Dynegy common stock. Each Dynegy shareholder will receive cash for any fractional share regardless of the shareholder's

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/4/ Applicants state that the revenues and net income of EEInc are not material to Illinova's total public-utility revenues and income.

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election. However, New Dynegy will pay cash for only approximately 40% of the outstanding shares of Dynegy. This will result in conversion of a maximum of approximately 67.6 million shares of Dynegy common stock into cash. The amount of cash available will be insufficient to satisfy cash elections completely, and the cash will be prorated among shareholders electing to receive cash. For each 100 shares of Dynegy common stock for which Dynegy shareholders elect to receive cash, they will receive cash consideration with respect to no less than 63 shares of Dynegy common stock and no more than 84 shares of Dynegy common stock. The consideration for the balance of the Dynegy common stock will be New Dynegy common stock or Series A preferred stock.

     BG and NOVA have elected to receive all cash for their Dynegy shares, but the 40% limit on the cash portion of the merger consideration will result in their receiving at least some portion of their consideration in New Dynegy stock, which BG and NOVA will receive in the form of Series A preferred stock. NOVA and BG intend to liquidate to liquidate their investment, and Chevron USA has agreed to purchase from New Dynegy additional shares of New Dynegy's Class B common stock for an aggregate purchase price of between $200 and $240 million in order to facilitate this divestment. To the extent that BG and NOVA would otherwise receive less than 75% cash in exchange for shares of Dynegy common stock, Chevron USA has agreed to increase its investment, up to a maximum of $240 million. As a result of these repurchase transactions, Chevron USA's ownership interest in New Dynegy upon completion of the Transaction will be approximately 28%.

     Chevron USA's equity interest in New Dynegy will be in the form of Class B common stock. These shares give Chevron USA the right to elect three of the fourteen
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members of the New Dynegy Board of Directors./5/ They also give Chevron USA the right to block New Dynegy from entering into certain transactions ("Blocking Rights"), including (a) a sale of all or substantially all of the liquids business or the gas marketing business of New Dynegy so long as Chevron USA's long-term sale contracts with New Dynegy remain in effect, and (b) mergers, acquisitions, and other business combinations, sales of businesses or assets, and major transactions, including joint ventures, valued at over $1 billion or one-quarter of New Dynegy's market capitalization, whichever is greater. If Chevron USA exercises these blocking rights twice within a 24-month period or three times during any time period, either at the Board of Directors level or on the shareholder level (other than to block changes to the constituent instruments of New Dynegy which would materially affect these rights), New Dynegy will have certain rights to purchase Chevron USA's shares or require Chevron USA either to sell its shares of New Dynegy to a third party or to give up any future exercise of the Blocking Rights.

     The acquisition of Illinova by New Dynegy will be accomplished by an exchange of New Dynegy Class A common stock for Illinova common stock. Specifically, Illinova shareholders will receive one share of New Dynegy Class A common stock for each share of Illinova common stock that they own.

     Applicants state that all requisite corporate and shareholder approvals for the Transaction have been obtained. Specifically, the Illinova Board of Directors approved the Transaction on June 13, 1999, the Dynegy Board of Directors approved the Transaction on June 14, 1999, and the shareholders of Illinova and Dynegy approved the

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/5/ The remaining eleven members of the New Dynegy Board of Directors are elected by the holders of New Dynegy Class A common stock.
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Transaction on October 11, 1999. In addition, Applicants note that each of
Dynegy and Illinova have been advised by professional investment advisors that the consideration to be paid in the Transaction is fair./6/ Applicants state that the Transaction does not affect the mortgage debt of Illinova Power, which continues to be secured by liens on its physical property, or the rights of the holders of that debt or of other debt issued by Illinois Power. Applicants further state that the Transaction does not affect the rights of holders of debt issued by Dynegy.

     Applicants identify a number of financial and organizational benefits that are expected to accrue from the Transaction./7/ Illinova states that it seeks this business combination with Dynegy in order to achieve financial, managerial and operating benefits that will position Illinova and Illinois Power to compete in the increasingly competitive wholesale and retail energy markets that have developed as a result of state and federal regulatory change. In these restructured markets, Illinova expects that customers, whether wholesale or retail, will purchase generated electricity separately from transmission and distribution services. In the case of electricity, recently enacted Illinois legislation provides that customers will have a choice in selecting their electricity provider, regardless of the geographic proximity of the source of physical generation to the customer. Illinova believes Dynegy will complement the utility operations of Illinois Power and allow Illinova to combine its small energy trading operations with the larger trading and marketing operations of Dynegy. Applicants state that a broader slate of

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/6/ Lehman Brothers advised Dynegy in an opinion dated June 14, 1999, and
    Berenson Minella & Company advised Illinova in an opinion dated June 13,
    1999.

/7/ WPL Holdings, Inc., Holding Co. Act Release No. 25377 (September 18, 1991).

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energy products and an effective marketing organization will permit Illinova to remain competitive both for customers and for capital needed for exempt operations and public-utility company operations.

     Applicants assert that the existence of the New Dynegy Class B common stock will not result in an unnecessarily complicated capital structure or voting power that is unfairly or inequitably distributed among system security holders. Applicants state that the Class B common stock will be issued exclusively to Chevron USA to be responsive to the role of Chevron USA as a strategic investor in New Dynegy.

     Applicants state that there will be no effect on the legal title to New Dynegy assets or the responsibilities for the liabilities of New Dynegy or its subsidiaries. The record also notes that the Class B common stock is identical in all respects to Class A common stock, except with respect to the Block Rights and with respect to certain restrictions on the transfer or conversion of the Class B common stock. Applicants further note that the terms of all of these securities have been disclosed to the public and to the shareholders of Dynegy and Illinova in the New Dynegy Registration Statement filed with the Commission.

     Applicants state that the FERC, the ICC, the U.S. Department of Justice ("DOJ"), and the Federal Trade Commission ("FTC") have jurisdictions over the proposed transactions. Specifically, the FERC approved on November 10, 1999, among other things, the transfer of control of Illinova's utility assets to New Dynegy. On November 23, 1999, the ICC granted Illinois Power authorization to transfer control over its gas utility operations to New Dynegy. In addition, Chevron, Dynegy, and Illinova have each made the necessary filings with the DOJ and the FTC under the Hart Scott-Rodino
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Antitrust Improvements Act of 1976, and on August 24, 1999 were informed by the
FTC that early termination of the waiting periods under those filings had been granted.

     Fees and expenses in the estimated amount of approximately $46 million are expected to be incurred in connection with the proposed transactions.

     Due notice of the filing of the application has been given in the manner prescribed in rule 23 under the Act, and no hearing has been ordered by the Commission. Upon the basis of the facts in the record, the Commission finds that the applicable standards of the Act and rules are satisfied, and that no adverse findings are necessary.

     IT IS ORDERED, under the applicable provisions of the Act and rules under the Act, that the application, as amended, is granted, subject to the terms and conditions prescribed in rule 24 under the Act.

     For the Commission, by the Division of Investment Management, under delegated authority.


                                        Jonathan G. Katz
                                        Secretary